October 7, 2005

VIA EDGAR
12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com

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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Somaxon Pharmaceuticals, Inc.
Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of Somaxon Pharmaceuticals, Inc. (the “Company”), we transmit for filing with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
     The Company has filed with the Commission a request for confidential treatment dated October 7, 2005 pursuant to Rule 406 under the Securities Act of 1933, as amended, with respect to certain of the exhibits filed with the Registration Statement.
     In connection with this Registration Statement, the Company has paid by wire transfer to the Commission a filing fee in the amount of $10,152.
     If you have any questions regarding this filing, please contact Scott N. Wolfe or the undersigned at (858) 523-5400.
Very truly yours,
/s/ CHESTON J. LARSON
Cheston J. Larson

cc:	Kenneth Cohen, Somaxon Pharmaceuticals, Inc.
Scott N. Wolfe, Esq., Latham & Watkins LLP
Danielle M. Donaldson, Esq., Latham & Watkins LLP
Brandt Schmidt, Esq., Latham & Watkins LLP